SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13D-101)

                 Information to Be Included in Statements Filed Pursuant
                              to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           Orckit Communications Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M7531S 20 6
                                 (CUSIP number)

                                   Izhak Tamir
                         c/o Orckit Communications Ltd.
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 2005
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No. M7531S 20 6              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Izhak Tamir

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                          (b) [ ]

3. SEC USE ONLY


4. SOURCE OF FUNDS OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT  TO ITEM 2(d) or 2(e)  [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION Israel

                                           7. SOLE VOTING POWER     508,370(1)
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH                 8. SHARED VOTNG POWER      54,651

                                           9. SOLE DISPOSITIVE POWER 508,370(1)

                                          10. SHARED DISPOSITIVE POWER 54,651

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  563,021 (1)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES           [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.75%(2)

14. TYPE OF REPORTING PERSON

                  IN

-----------------------------------

(1) Includes options and/or rights to acquire 20,000 ordinary shares exercisable currently or within 60 days.

(2) Based on 4,394,382 ordinary shares outstanding as of December 31, 2004.

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


Item 5.  Interest in the Securities of the Issuer

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

         The aggregate of 563,021 Ordinary Shares (representing approximately 12.75% of the outstanding Ordinary Shares of Orckit) beneficially owned by the Reporting Person consists of (i) 488,370 Ordinary Shares held directly by the Reporting Person, (ii) 54,651 Ordinary Shares held by Nagral Ltd., an Israeli corporation controlled by the Reporting Person, and (iii) options to acquire 20,000 Ordinary Shares.

(c) On February 1, 2005, the Reporting Person sold 50,000 Ordinary Shares on the NASDAQ Stock Market at a price per share $45.3897.

On February 14, 2005, the Reporting Person waived his right to acquire from the Company up to 140,000 Ordinary Shares at a 10% premium above the market price at the time of exercise pursuant to an option granted to him on February 27, 2003.































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



                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 16, 2005


                                                          /s/ Izhak Tamir
                                                          ----------------
                                                              Izhak Tamir






















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